Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Clean Energy Fuels Corp.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Clean Energy Fuels Corp. and subsidiaries of our report dated March 13, 2009, with respect to the consolidated balance sheets of Clean Energy Fuels Corp. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008, annual report on Form 10-K of Clean Energy Fuels Corp.

Our report refers to a change in the method of accounting for uncertain tax positions.

Los Angeles, California
January 12, 2010